RTI SURGICAL, INC.

11621 Research Circle

Alachua, Florida 32615

November 5, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jay Mumford

Re:	RTI Surgical, Inc.
Registration Statement on Form S-3
Filed September 17, 2013
No. 333-191215

Ladies and Gentlemen:

RTI Surgical, Inc. (the “Company”) hereby requests to withdraw the request for acceleration of effectiveness of the above-referenced registration statement to Tuesday, November 5, 2013 at 4:00 p.m. which was delivered to you on November 1, 2013.

The Company intends to submit the acceleration request letter at a later time.

If you have any questions regarding this letter, please call Warren Nimetz at (212) 318-3384 or Donald Ainscow at (212) 318-3358 at Norton Rose Fulbright.

Very truly yours,

RTI SURGICAL, INC.

By:	/s/ Brian K. Hutchison
Brian K. Hutchison
President and Chief Executive Officer